UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 8, 2002**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following statement was release by Caterpillar Inc. on February 8, 2002. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

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Feb. 8, 2002

FOR IMMEDIATE RELEASE

Caterpillar announces date of annual stockholders meeting

Caterpillar Inc. will conduct its 2002 annual meeting of stockholders Wednesday, April 10. The time and location of the meeting will be established and published in the company's 2002 proxy, which will be filed with the Securities and Exchange Commission on or about Feb. 26.

Caterpillar contact:
Marsha Hausser
Corporate Public Affairs
309-675-1307
hausser_marsha_m@CAT.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

February 8, 2002   By: /s/ James B. Buda
                                          James B. Buda
                                          Vice President